Exhibit 99.1

Dangdang Announces Unaudited Second Quarter 2015 Results

 Active customers increased 15% and new customers rose 19% year-over-year in Q2

Mobile orders accounted for 40% of total orders in Q2

Beijing, China, August 31, 2015 -- E-Commerce China Dangdang Inc. ("Dangdang" or the "Company") (NYSE: DANG), a leading business-to-consumer e-commerce company in China, today announced its unaudited financial results for the second quarter ended June 30, 2015.

Second Quarter 2015 Highlights

•	Total net revenues for the second quarter of 2015 were RMB2,312.3 million ($373.0 million), a 29.8% increase from the corresponding period in 2014. Gross Merchandise Value ("GMV") from the marketplace in the second quarter of 2015 was RMB1,890.6 million ($304.9 million), a 32.1% increase from the corresponding period in 2014. The combination of product revenue from principal business and GMV from the marketplace reached RMB4,130.3 million ($666.2 million) and grew 31.8% year-over-year.

•	Dangdang had approximately 9.7 million active customers, including approximately 3.5 million new customers, in the second quarter of 2015, representing increases of 15% and 19%, respectively, from the corresponding period in 2014. Total orders for the second quarter of 2015 were approximately 19.5 million, a 19% increase from the corresponding period in 2014.

•	Mobile orders accounted for 40% of total orders for the second quarter of 2015, compared to 17.0% for the corresponding period in 2014.

•	Net loss for the second quarter of 2015 was RMB21.2 million ($3.4 million), or negative 0.9% of total net revenues, compared to net income of RMB28.8 million in the second quarter of 2014, or 1.6% of total net revenues.

"During the second quarter of 2015, we achieved another quarter of steady growth in revenue and new and active customers. We expanded our leading position in China's books and media market, gained additional share in the baby, children and maternity destination category and continued to enjoy some of the highest conversion rates in the industry," said Ms. Peggy Yu Yu, Executive Chairwoman of Dangdang.

"Mobile orders remained close to record levels at 40% of total orders, and we improved monetization of our mobile platform with a sharp increase in mobile advertising revenue. Our digital business is gaining momentum, driven by our growing catalog of e-books, including original content. Although we incurred a loss for the quarter, we generated RMB77.6 million in operating cash flow and closed the quarter with RMB1.7 billion in cash and equivalents. We remain focused on the future healthy development of our business," Ms. Peggy Yu Yu concluded.

Second Quarter 2015 Results

Dangdang's total net revenues in the second quarter of 2015 were RMB2,312.3 million ($373.0 million), a 29.8% increase from the corresponding period in 2014.

Media product revenue for the second quarter of 2015 was RMB1,391.8 million ($224.5 million), representing an 18.3% increase from the corresponding period in 2014. General merchandise revenue for the second quarter of 2015 was RMB847.8 million ($136.7 million), representing a 61.7% increase from the corresponding period in 2014. Other revenue including revenue from third-party merchants for the second quarter of 2015 was RMB72.7 million ($11.7 million), representing a 9.7% decrease from the corresponding period in 2014, primarily due to a decline in logistics revenue from third-party merchants.

Dangdang had approximately 9.7 million active customers, including approximately 3.5 million new customers, in the second quarter of 2015, representing increases of 15% and 19%, respectively, from the corresponding period in 2014. Total orders for the second quarter of 2015 were approximately 19.5 million, a 19% increase from the corresponding period in 2014.

Gross margin in the second quarter of 2015 was 14.8%, compared to 20.1% in the second quarter of 2014 and 15.2% in the first quarter of 2015. The year-over-year decrease in gross margin was due to a larger contribution of general merchandise sales as a percentage of total net revenues and a decline in logistics revenue from third-party merchants. The quarter-over-quarter decrease in gross margin was due to adjustments associated with customer loyalty programs.

Fulfillment expenses, which include warehousing, shipping and customer service expenses, were RMB204.7 million ($33.0 million), representing 8.9% of total net revenues, compared to 10.7% in the corresponding period in 2014 and 9.1% in the first quarter of 2015. The year-over-year and quarter-over-quarter decreases in fulfillment expenses as a percentage of total net revenues were primarily due to improved operational efficiency.

Marketing expenses were RMB74.6 million ($12.0 million), representing 3.2% of total net revenues, compared to 4.6% in the corresponding period in 2014 and 4.3% in the first quarter of 2015. The year-over-year and quarter-over-quarter decreases in marketing expenses as a percentage of total net revenues were the result of lower expenditures for advertisements and online marketing programs during the quarter.

Technology and content expenses were RMB59.9 million ($9.7 million), representing 2.6% of total net revenues, compared to 2.6% in the corresponding period in 2014 and 2.8% in the first quarter of 2015. The quarter-over-quarter decrease in technology and content expenses as a percentage of total net revenues was primarily due to operating leverage.

General and administrative expenses were RMB47.9 million ($7.7 million), representing 2.1% of total net revenues, compared to 2.3% in the corresponding period in 2014 and 2.3% in the first quarter of 2015. The year-over-year and quarter-over-quarter decreases in general and administrative expenses as a percentage of total net revenues were primarily due to larger scale.

Government grants and value-added tax refunds were RMB1.3 million ($0.2 million) representing 0.1% of total net revenues, compared to 0.9% in the corresponding period in 2014 and 0.0% in the first quarter of 2015. The year-over-year decrease as a percentage of total net revenues was primarily due to a limited amount of government grants and tax refunds.

Share-based compensation expenses, which were allocated to related expense line items, were RMB2.5 million ($0.4 million) in the second quarter of 2015, compared to RMB2.9 million in the corresponding period in 2014, representing a 14.7% decrease.

Dangdang recorded an operating loss of RMB42.7 million ($6.9 million) in the second quarter of 2015, compared to operating income of RMB14.6 million in the corresponding period in 2014.

Operating loss excluding share-based compensation expenses (non-GAAP) was RMB40.2 million ($6.5 million), compared to operating income excluding share-based compensation (non-GAAP) of RMB17.5 million in the corresponding period in 2014.

Net loss was RMB21.2 million ($3.4 million), compared to net income of RMB28.8 million in the corresponding period in 2014.

Net loss excluding share-based compensation expenses (non-GAAP) was RMB18.7 million ($3.0 million), compared to net income excluding share-based compensation (non-GAAP) of RMB31.7 million in the corresponding period in 2014.

Net margin was negative 0.9%, compared to 1.6% in the corresponding period in 2014. Non-GAAP net margin was negative 0.8%, compared to a non-GAAP net margin of 1.8% in the corresponding period in 2014.

Diluted loss per ADS was RMB0.26 ($0.04), compared to diluted earnings per ADS of RMB0.35 in the corresponding period in 2014.

As of June 30, 2015, Dangdang had cash and cash equivalents, restricted cash, short-term time deposits, held-to-maturity investments and available for sale investments of RMB1,706.7 million ($275.3 million), compared to RMB1,399.0 million as of December 31, 2014. As of June 30, 2015, Dangdang had no bank loans.

Capital expenditures for the second quarter of 2015 were RMB12.6 million ($2.0 million).

Receipt of Preliminary Non-binding "Going Private" Proposal

On July 9, 2015, the Company announced that its Board of Directors (the "Board") received a non-binding proposal letter, dated July 9, 2015, from Ms. Peggy Yu Yu, Chairwoman of the Board, and Mr. Guoqing Li, director and Chief Executive Officer of the Company (together, the "Buyer Group"), proposing a "going-private" transaction (the "Transaction") to acquire all of the outstanding ordinary shares of the Company not already beneficially owned by the Buyer Group for $7.812 in cash per American depositary share ("ADS"), each representing five common shares.  The proposed purchase price represents a premium of 20% to the closing trading price of the Company's ADS on July 8, 2015, the last trading day prior to the receipt of the non-binding proposal letter.

The Board has formed a special committee consisting of independent, disinterested directors to evaluate the Transaction. The special committee has retained Duff & Phelps (Duff & Phelps, LLC and Duff & Phelps Securities, LLC) as its financial advisor and Shearman & Sterling LLP as its United States legal counsel in connection with the review and evaluation of the Transaction. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that this or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to this or any other transaction, except as required under applicable law.

Conference Call

The Company will not host an earnings conference call. Please reach out to the Investor Relations contacts listed below with any questions.

About Dangdang

E-Commerce China Dangdang Inc. is a leading business-to-consumer e-commerce company in China. On its website dangdang.com and through mobile Dangdang, the Company offers books and media products as well as selected general merchandise products including fashion and apparel, baby, children and maternity and home and lifestyle products, among others. It also operates the dangdang.com marketplace program, which allows third-party merchants to sell their products alongside products sourced by the Company. Dangdang is transforming itself into an integrated online shopping experience with prominent destination categories. Dangdang's nationwide fulfilment and delivery capabilities, high-quality customer service support and scalable technology infrastructure enable it to provide a compelling online shopping experience to customers. For more information, please visit ir.dangdang.com.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Dangdang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Dangdang's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Dangdang's growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's business-to-consumer e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese business-to-consumer e-commerce market; Chinese governmental policies relating to Dangdang's industry and general economic conditions in China. Further information regarding these and other risks is included in Dangdang's annual report on Form 20-F and other documents filed with the Securities and Exchange Commission. Dangdang does not undertake any obligation to update any forward-looking statement, except as required under applicable law. All information provided in this press release and in the attachments is as of the date of this press release, and Dangdang undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Dangdang's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), the Company uses the following measures as non-GAAP financial measures: non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income, non-GAAP net margin and adjusted EBITDA (collectively referred to as the "Non-GAAP Financial Measures" hereafter). The Company defines non-GAAP operating (loss) income, non-GAAP operating margin, non-GAAP net (loss) income and non-GAAP net margin as operating (loss) income, operating margin, net (loss) income and net margin excluding the impact of share-based compensation expenses, respectively. The Company defines adjusted EBITDA as (loss) income before interest, taxes, depreciation, amortization, other non-operating income and share-based compensation expenses. The Company reviews the Non-GAAP Financial Measures together with operating (loss) income, operating margin, net (loss) income and net margin to obtain a better understanding of its operating performance. The Company believes that these Non-GAAP Financial Measures provide meaningful supplemental information regarding the Company's performance and liquidity. However, a limitation of using the Non-GAAP Financial Measures as an analytical tool is that they do not include all items that impact operating (loss) income, operating margin, net (loss) income and net margin for the period. In addition, because they are not calculated in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider the Non-GAAP Financial Measures in isolation from or as an alternative to operating (loss) income, operating margin, net (loss) income and net margin prepared in accordance with U.S. GAAP.

For information on the reconciliation between the Non-GAAP Financial Measures and the GAAP financial measures presented in accordance with U.S. GAAP for the periods presented, please see the tables captioned "Non-GAAP operating income (loss), operating margin and net income (loss)" and "Adjusted EBITDA" at the end of this release.

Investor Contacts:

Tony Hung
Senior Investor Relations Director
E-Commerce China Dangdang Inc.
Phone: +86-10-5799-2301
E-mail: ir@dangdang.com

Elaine Ketchmere, CFA
Compass Investor Relations
+1-310-528-3031
Email: eketchmere@compass-ir.com

- Financial Tables Follow –

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(In thousands, except share related data)

	As of December 31, 2014	As of June 30, 2015
	RMB	RMB	US$
	(Audited)	(Unaudited)	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	350,946	978,352	157,799
Restricted cash	23,726	1,000	161
Time deposits	674,363	244,544	39,443
Held-to-maturity investments	350,000	201,000	32,419
Available for sale investments	-	281,759	45,445
Inventories	2,201,170	2,084,340	336,184
Accounts receivable, net	28,763	37,012	5,970
Prepaid expenses and other current assets	575,646	511,271	82,463
Amounts due from related parties	375	429	69
Total current assets	4,204,989	4,339,707	699,953

Fixed assets, net	252,966	250,403	40,388
Prepaid land lease payments	42,423	41,976	6,770
Prepaid expenses, deposits	14,589	17,580	2,835
Other non-current assets	-	20,507	3,308
Total assets	4,514,967	4,670,173	753,254

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts and notes payable	2,479,314	3,078,377	496,512
Deferred revenue	627,122	334,674	53,980
Accrued expenses and other current liabilities	704,483	626,512	101,050
Amounts due to related parties	2,237	2,168	350
Total current liabilities	3,813,156	4,041,731	651,892
Non-current liabilities	24,227	27,104	4,372
Total liabilities	3,837,383	4,068,835	656,264

Shareholders' equity:

Class A common shares (par value of US$0.0001 per share; 686,505,790 shares authorized; 272,092,590 and 272,659,840 shares issued and outstanding as of December 31, 2014 and June 30, 2015, respectively)	201	201	32

Class B common shares (par value of US$0.0001 per share; 313,494,210 shares authorized; 131,876,660 shares issued and outstanding)	103	103	17

Additional paid-in capital	1,885,878	1,890,556	304,928
Accumulated other comprehensive loss	(129,948)	(129,504)	(20,887)
Accumulated deficit	(1,078,650)	(1,160,018)	(187,100)
Total shareholders' equity	677,584	601,338	96,990
Total liabilities and shareholders' equity	4,514,967	4,670,173	753,254

E-Commerce China Dangdang Inc.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(In thousands, except share related data)

	Three Months Ended
	June 30, 2014	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)
Net revenues
Product revenue	1,701,177	2,239,639	361,232
Media	1,176,871	1,391,811	224,486
General merchandise	524,306	847,828	136,746
Other revenue	80,477	72,701	11,726

Total net revenues	1,781,654	2,312,340	372,958

Cost of revenues	(1,423,084)	(1,969,244)	(317,620)

Gross profit	358,570	343,096	55,338

Operating expenses:
Fulfillment	(189,779)	(204,738)	(33,022)
Marketing	(81,543)	(74,611)	(12,034)
Technology and content	(47,040)	(59,885)	(9,659)
General and administrative	(41,594)	(47,892)	(7,725)
Government grants and value-added tax refunds	15,980	1,343	217

Total operating expenses, net	(343,976)	(385,783)	(62,223)

Income (loss) from operations	14,594	(42,687)	(6,885)

Interest income	10,426	14,112	2,276

Other expenses, net	3,801	7,376	1,190

Income (loss) before income taxes	28,821	(21,199)	(3,419)

Income tax expense	-	-	-

Net income (loss)	28,821	(21,199)	(3,419)

Net income (loss) attributable to common shareholders	28,821	(21,199)	(3,419)

Income (loss) per common share:
- Basic	0.07	(0.05)	(0.01)
- Diluted	0.07	(0.05)	(0.01)

Income (loss) per ADS:
- Basic	0.36	(0.26)	(0.04)
- Diluted	0.35	(0.26)	(0.04)

Income (loss) allocated to common shareholders used in income (loss) per share/ADS calculation:
- Basic	28,821	(21,199)	(3,419)
- Diluted	28,821	(21,199)	(3,419)
Shares used in income (loss) per common share computation:

Class A common shares:
- Basic	271,309,522	272,315,705	272,315,705
- Diluted	416,177,972	404,192,365	404,192,365
Class B common shares:
- Basic	131,876,660	131,876,660	131,876,660
- Diluted	131,876,660	131,876,660	131,876,660

ADSs used in income (loss) per ADS calculation:
- Basic	80,637,236	80,838,473	80,838,473
- Diluted	83,235,594	80,838,473	80,838,473

Other comprehensive income (loss)
Foreign currency translation adjustment, net of taxes	156	(6,812)	(1,099)
Unrealized gain on available-for-sale investments, net of taxes	978	1,759	284
Transferred to statements of comprehensive income (loss) of realized gain on available-for-sale investments, net of taxes	-	(1,004)	(162)

Comprehensive income (loss) attributable to common shareholders	29,955	(27,256)	(4,396)

Share-based compensation

Share-based compensation expenses included are as follows:

(In thousands, except share related data)

	Three Months Ended
	June 30, 2014	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Operating expenses:
Fulfillment	436	623	100
Marketing	148	208	34
Technology and content	320	327	53
General and administrative	1,986	1,307	211
Total	2,890	2,465	398

(1)	This announcement contains translations of certain RMB amounts into U.S. dollars at specified rates solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.2000 to US$1.00, the noon buying rate on June 30, 2015 in The City of New York for cable transfers of RMB as certified for customs purposes by the Federal Reserve Bank of New York.

(2)	Each ADS represents five common shares of the Company.

Non-GAAP operating income (loss), operating margin and net income (loss)

(In thousands)

	Three Months Ended
	June 30, 2014	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	14,594	(42,687)	(6,885)
Share-based compensation expenses	2,890	2,465	398
Non-GAAP operating income (loss)	17,484	(40,222)	(6,487)

Operating margin	0.8%	-1.8%	-1.8%
Share-based compensation expenses	0.2%	0.1%	0.1%
Non-GAAP operating margin	1.0%	-1.7%	-1.7%

Net income (loss)	28,821	(21,199)	(3,419)
Share-based compensation expenses	2,890	2,465	398
Non-GAAP net income (loss)	31,711	(18,734)	(3,021)

Adjusted EBITDA

(In thousands)

	Three Months Ended
	June 30, 2014	June 30, 2015
	RMB	RMB	US$
	(Unaudited)	(Unaudited)	(Unaudited)

Income (loss) from operations	14,594	(42,687)	(6,885)

Add back:
Depreciation and amortization	13,314	15,195	2,450
Share-based compensation expenses	2,890	2,465	398
Adjusted EBITDA	30,798	(25,027)	(4,037)